14041900

tx 11/13/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8 - 67023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Capital of Texas Highway, Suite 350
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Mannes (214)-765-1466
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

2525 McKinnon Street, Suite 600	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

11/17/14

OATH OR AFFIRMATION

I, Joseph Mannes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc. . as of December 31 ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Varina Owen
Commission Expires
07-23-2016

Signature
President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

6. Income taxes

The Company is included in the consolidated federal income tax return filed by its parent, SAMCO Holdings Inc. ("SHI"). Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state income tax returns, in addition to state income tax returns filed on a combined basis with SHI and other affiliated members. Further, state tax expense is immaterial in those states imposing tax on a basis other than net income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2013, the Company recognized no liability for uncertainty in income taxes.

7. Defined contribution 401(k) Plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution to employee accounts at the discretion of the Board of Directors.

8. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2013, there were no amounts to be indemnified to the clearing brokers for these accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,000.

9. Related party transactions

The Company has a note receivable from one of its employees at December 31, 2013 with a remaining unpaid balance of approximately $29,000. Additionally, the Company has another approximately $212,000 due from its sole stockholder at December 31, 2013. Both of the receivable balances are included in the accounts receivable, related parties in the accompanying statement of financial condition. In the event of non-performance by the related parties, the maximum exposure to the Company is its outstanding receivable balance at the date of non-performance. As of December 31, 2013, the Company has determined that no allowance for doubtful accounts was necessary. The Company did not incur any bad debt expenses from related party receivables.

3. Investments in private investment companies

As of December 31, 2013, the Company invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Company as specified in the respective agreements. Generally, the Company is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time.

4. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

Office equipment	$ 168,219
Leasehold improvements	545,624
Furniture and fixtures	132,352
Computer hardware	170,432
Computer software	22,654
Other	7,302
	1,046,583
Less: Accumulated depreciation and amortization	(803,000)
Property and equipment, net	$ 243,583

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $4,514,000 which was approximately $4,264,000 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

2. Fair value measurements (continued)

The following table presents information about the Company's liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Liabilities (at fair value)				
Debt securities sold short				
U.S. corporate bonds	$ -	$ 10,668	$ -	$ 10,668
Syndicate liabilities				
State and municipal obligations	$ -	$ 690,323	$ -	$ 690,323
Total liabilities (at fair value)	$ -	$ 700,991	$ -	$ 700,991

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has categorized within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2013 were as follows:

	LEVEL 3		
	Beginning Balance January 1, 2013	Realized & Unrealized Gains (Losses)	Ending Balance December 31, 2013
Assets (at fair value)			
Investments in private investment companies	$ 172,398	$ 59,135	$ 231,533

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

ASC 740 prescribes a recognition threshold and measurement methodology to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation of a tax position is based on a two-step approach. The first step requires an entity to evaluate whether the tax position would "more likely than not" be sustained upon examination by the appropriate taxing authority. The second step requires the tax position be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In addition, previously recognized benefits from tax positions that no longer meet the new criteria would be derecognized.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets (at fair value)				
Investments in debt securities				
U.S. government obligations	$ 465	$ -	$ -	$ 465
State and municipal obligations	-	9,599,021	-	9,599,021
U.S. corporate bonds	-	17,495	-	17,495
Total investments in debt securities	465	9,616,516	-	9,616,981
Investments in private companies				
U.S. private investment companies	-	-	231,533	231,533
Total assets (at fair value)	$ 465	$ 9,616,516	$ 231,533	$ 9,848,514

1. Nature of business and summary of significant accounting policies (continued)

Investment Banking

Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when earned as specified by the terms of the contract.

Interest Income

Interest income is earned from investment assets held.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Assets	Useful Life
Furniture and fixtures	5 years
Office and other equipment	3 years
Computer hardware	3 years
Computer software	3 years
Leasehold improvements	7 years

Income Taxes

The Company accounts for income taxes under ASC 740, *Accounting for Income Taxes*. This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and the tax bases of the Company's assets and liabilities result in a deferred tax asset, ASC 740 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or the entire deferred tax asset will not be realized. As part of the process of preparing our financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. We also assess temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those that are reflected in our historical income tax provisions and accruals.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

Corporate Bonds

The fair value of corporate bonds is estimated using market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value. Investments in private investment companies are generally categorized in Level 3 of the fair value hierarchy.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in trading gains (losses).

Commissions

Commissions and clearing fees are recorded on a settlement date basis as securities transactions occur.

Underwriting Income

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as a lead underwriter or a syndicate member. Underwriting management fees and sales concessions are recorded on a settlement day basis, when the related income is readily determinable.

Financial Advisory Fees

Financial advisory fees include consulting fees earned from providing financial advice to municipalities. Revenue is recorded when earned as specified by the terms of the contract.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value - Valuation Techniques and Inputs

<u>Investments in Securities and Securities Sold Short</u>

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short

<u>Government Bonds</u>

The fair value of government bonds is generally based on market price quotations. Government bonds are generally categorized in Levels 1 of the fair value hierarchy.

<u>Municipal Bonds</u>

The fair value of municipal bonds is estimated using recently executed transactions and market price quotations. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies

Nature of Business

SAMCO Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Texas on May 9, 2005. The Company's operations consist primarily of engaging in principal and agency transactions, municipal underwriting, financial advisory, and providing investment banking services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces its customers on a fully-disclosed basis and clears all transactions through Pershing, LLC ("Pershing"). Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k) (2) (ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 12, 2014. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurements.

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
Cash and cash equivalents	$ 366,403
Receivables from clearing brokers, including clearing deposits of $100,000	5,459,920
Accounts receivable, related parties	241,188
Securities owned, at fair value	9,848,514
Property and equipment, net	243,583
Other assets	468,725
	$ 16,628,333
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 773,846
Securities sold short, at fair value	10,668
Syndicate liabilities	690,323
Due to clearing broker	8,937,989
Total liabilities	10,412,826
Commitments and contingencies	-
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	6,977,357
Accumulated deficit	(761,860)
Total stockholder's equity	6,215,507
	$ 16,628,333

See accompanying notes to financial statement.

Rothstein Kass
Powered by Trust™

2525 McKinnon Street, Suite 600
Dallas, TX 75201
214.665.6000
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To SAMCO Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of SAMCO Capital Markets, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Dallas, Texas
February 12, 2014

SAMCO CAPITAL MARKETS, INC.

CONTENTS

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

10. Due to clearing broker

The amount due to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Pershing, LLC. Interest is charged at the clearing broker's call rate.

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2013, the Company had approximately $24,000 of cash in excess of insured amounts.

12. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

13. Commitments and contingencies

Arbitration

In July 2012, the Company's former clearing broker, Penson Financial Services, Inc. ("PFSI"), filed a claim in arbitration against the Company seeking damages for overpayment of interest during the years serving as the Company's clearing broker. The arbitration was most recently scheduled for September of 2013, but has been delayed to June of 2014. On January 11, 2013, PFSI filed bankruptcy. Management believes the claim has no merit, and has filed a counterclaim against PFSI for breaching of clearing agreement. Management has reviewed this with legal counsel and believes that an estimate of the ultimate liability, if any, cannot be made at this stage.

Lease commitments

Pursuant to non-cancellable lease agreements, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2013 was approximately $378,000.

Total future minimum lease commitments under operating leases as of December 31, 2013 are as follows:

2014	$ 189,540
2015	189,540
2016	189,540
2017	189,540
2018	31,590
Total future minimum lease payments	$ 789,750